Exhibit to Accompany
Item 77J (b)
Form N-SAR
Renaissance Capital Greenwich Funds
(the "Funds")


According to the provisions of Statement of Position
93 - 2 (SOP
93 - 2) "Determination, Disclosure and Financial
Statement
Presentation of Income, Capital Gain and Return of
Capital
Distributions by Investment Companies, " the Funds are required to report the accumulated net investment income
(loss) and
accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains). Accordingly, at September 30,
2001, in the IPO Plus Aftermarket Fund ( the "Fund") an entry was recorded to undistributed net investment income to reduce paid in capital by $893,192.


This reclassification has no impact on the net assets of the Fund and it is designed to present the Fund's accumulated net realized income and gain accounts on a tax basis.